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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                           (Amendment No.    1    )*
                                             -

                        Continuus Software Corporation
                        ------------------------------
                               (Name of Issuer)

                         Common Stock, $.001 par value
                         -----------------------------
                        (Title of Class of Securities)

                                   21218R10
                                   --------
                                (CUSIP Number)


                               December 31, 2000
                               -----------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [_]  Rule 13d-1(b)
         [_]  Rule 13d-1(c)
         [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------                -------------------------------
CUSIP No. 21218R10                    13G             Page 2 of 4 Pages
-------------------------------                -------------------------------

ITEM 1(A).  NAME OF ISSUER: Continuus Software Corporation
            --------------

ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
            -----------------------------------------------
            108 Pacifica, Second Floor, Irvine, CA 92618

ITEM 2(A).  NAME OF PERSONS FILING: Advanced Technology Ventures III, L.P.,
            ----------------------
            ATV Associates III, L.P., Jos C. Henkens and Pieter J. Schiller

ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: The
            -----------------------------------------------------------
            address of the principal business office of Advanced Technology Ventures is 281 Winter Street, Suite 350, Waltham, MA 02451. The persons named in this paragraph are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."

ITEM 3.     OWNERSHIP.
            ---------

            Not Applicable

ITEM 4.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
            ---------------------------------------------
            Each Reporting Person has ceased to own beneficially more than 5% of the outstanding Common Stock of Continuus Software Corporation.


 ALL OTHER ITEMS REPORTED ON THE SCHEDULE 13G DATED AS OF FEBRUARY 8, 2000 AND
   FILED ON BEHALF OF THE REPORTING PERSONS WITH RESPECT TO THE COMMON STOCK OF
                  CONTINUUS SOFTWARE CORPORATION REMAIN UNCHANGED.

-------------------------------                -------------------------------
CUSIP No. 21218R10                    13G             Page 3 of 4 Pages
-------------------------------                -------------------------------



                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 1, 2001

ADVANCED TECHNOLOGY VENTURES III, L.P.

By:    ATV Associates III, L.P.

       By:  /s/  Pieter J. Schiller
            -----------------------
            Pieter J. Schiller
            General Partner

ATV ASSOCIATES III, L.P.

       By:  /s/  Pieter J. Schiller
            -----------------------
            Pieter J. Schiller
            General Partner



/s/  Jos C. Henkens
-------------------
Jos C. Henkens



/s/  Pieter J. Schiller
-----------------------
Pieter J. Schiller

-------------------------------                -------------------------------
CUSIP No. 21218R10                    13G             Page 4 of 4 Pages
-------------------------------                -------------------------------

                                   AGREEMENT
                                   ---------

     Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of stock of Continuus Software Corporation.

     EXECUTED this 1st day of February, 2001.

ADVANCED TECHNOLOGY VENTURES III, L.P.

By:  ATV Associates III, L.P.

     By: /s/ Pieter J. Schiller
         ----------------------
         Pieter J. Schiller
         General Partner


ATV ASSOCIATES III, L.P.


     By: /s/ Pieter J. Schiller
         ------------------------
         Pieter J. Schiller
         General Partner


/s/ Jos C. Henkens
-------------------
Jos. C. Henkens


/s/ Pieter J. Schiller
----------------------
Pieter J. Schiller